Exhibit 13(a)(4)

Change in the registrant’s independent registered public accounting firm

Ernst & Young LLP (“EY”) served as the independent registered public accounting firm of the Syntax ETF Trust (the “Trust”) for the fiscal years ended December 31, 2019 and December 31, 2020. EY’s reports on the financial statements for the fiscal years ended December 31, 2019 and 2020 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principle. During such fiscal year-ends and through June 14, 2021, the date of dismissal, (i) there were no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Trust’s financial statements for such period, and (ii) there were no “reportable events” of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

On May 13, 2021, the Audit Committee and the Trust’s Board of Directors approved the engagement of Cohen & Co Ltd. (“Cohen”), to serve as the independent registered public accounting firm for the Trust’s fiscal year ending December 31, 2021, and thereby approved the dismissal of EY effective upon completion of its December 31, 2020 audit and issuance of its report thereon. During the Trust’s fiscal years ended December 31, 2019 and December 31, 2020 and through May 13, 2021, neither the Trust, nor anyone on its behalf, consulted with Cohen on items which: (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Trust’s financial statements; or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).

The Trust provided EY with a copy of the disclosures proposed to be made in this N-CSRS and requested that EY furnish the Trust with a letter addressed to the Commission stating whether it agrees with the statements made by the Trust in response to Item 304(a) of Regulation S-K, and, if not, stating the respects in which it does not agree. The EY letter is attached hereto as an exhibit.

Exhibit:

August 18, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the disclosures made by Syntax ETF Trust in response to Item 304(a) of Regulation S-K in the N-CSRS of Syntax ETF Trust and are in agreement with the statements contained in the first paragraph therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst & Young LLP